Exhibit 21

SUBSIDIARIES OF BOOKS-A-MILLION, INC.

Name of Subsidiary	State of Organization
American Wholesale Book Company, Inc.	Alabama
Booksamillion.com, Inc.	Alabama
BAM Card Services, LLC	Virginia
AL Florence Realty Holdings 2010, LLC	Alabama
Preferred Growth Properties, LLC	Delaware